# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hingham Institution for Savings, CIK 0002044671
CUSIP: 433323102
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 55 Main St, Hingham, Massachusetts (MA), 02043
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-26-000048
Filed by CIK 0001962221

## Reporting persons
- Doma Perpetual Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,146; sole dispositive power 0; shared dispositive power 120,146; aggregate amount beneficially owned 120,146 (5.45% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 120,146 shares of Common Stock, $1.00 par value per share ("Common Stock") of Hingham Institution for Savings (the "Issuer"), held directly by DOMA Perpetual LO Equity Master Fund LP, a Cayman Islands exempted limited partnership (the "Doma Master Fund").
  
  (2) The figure in Item 11 is based upon 2,203,250 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026.
- DOMA1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,146; sole dispositive power 0; shared dispositive power 120,146; aggregate amount beneficially owned 120,146 (5.45% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 120,146 shares of Common Stock of the Issuer held directly by the Doma Master Fund.
  (2) The figure in Item 11 is based upon 2,203,250 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026.
- DOMA2 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,146; sole dispositive power 0; shared dispositive power 120,146; aggregate amount beneficially owned 120,146 (5.45% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 120,146 shares of Common Stock of the Issuer held directly by the Doma Master Fund.
  (2) The figure in Item 11 is based upon 2,203,250 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026.
- DOMA Perpetual Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,146; sole dispositive power 0; shared dispositive power 120,146; aggregate amount beneficially owned 120,146 (5.45% of the class)
  Comment: The figure in Item 11 is based upon 2,203,250 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026.
- DOMA Perpetual LO Equity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,146; sole dispositive power 0; shared dispositive power 120,146; aggregate amount beneficially owned 120,146 (5.45% of the class)
  Comment: The figure in Item 11 is based upon 2,203,250 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026.
- Pedro Escudero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 120,146; sole dispositive power 0; shared dispositive power 120,146; aggregate amount beneficially owned 120,146 (5.45% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include 120,146 shares of Common Stock of the Issuer held directly by the Doma Master Fund.
  (2) The figure in Item 11 is based upon 2,203,250 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2026.

## Item 1. Issuer
Name of issuer: Hingham Institution for Savings
Address of issuer's principal executive offices: 55 Main Street, Hingham, MA 02043

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of DOMA Perpetual Capital Management LLC, a Delaware limited liability company ("DOMA"), DOMA1 LLC, a Delaware limited liability company ("Doma 1"), DOMA2 LLC, a Delaware limited liability company ("Doma 2"), DOMA Perpetual Partners GP LLC, a Delaware limited liability company ("Doma GP"), DOMA Perpetual LO Equity Master Fund LP, a Cayman Islands exempted limited partnership (the "Doma Master Fund"), and Pedro Escudero (each of the foregoing, a "Reporting Person" and collectively, the "Reporting Persons"). DOMA is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Doma Master Fund. Doma 1 is the managing member of, and may be deemed to indirectly beneficially own securities beneficially owned by, DOMA. Doma 2 is the managing member of, and may be deemed to indirectly beneficially own securities beneficially owned by, Doma GP. Doma GP is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Doma Master Fund. Mr. Escudero is the Chief Executive Officer and Chief Investment Officer of DOMA, and the sole manager of Doma 1 and Doma 2, and may be deemed to indirectly beneficially own securities beneficially owned by, DOMA, Doma 1 and Doma 2. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by the other Reporting Persons.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act") or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3350 Virginia Street, Suite 530, Miami, FL, 33133.
Citizenship: See Item 4 on the cover pages hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Doma Perpetual Capital Management LLC: /s/ Pedro Escudero, CEO/CIO (11/12/2026)
- DOMA1 LLC: /s/ Pedro Escudero, Pedro Escudero (11/12/2026)
- DOMA2 LLC: /s/ Pedro Escudero, Pedro Escudero (11/12/2026)
- DOMA Perpetual Partners GP LLC: /s/ Pedro Escudero, Pedro Escudero (11/12/2026)
- DOMA Perpetual LO Equity Master Fund LP: /s/ Pedro Escudero, Pedro Escudero (11/12/2026)
- Pedro Escudero: /s/ Pedro Escudero, Pedro Escudero (11/12/2026)